SKANSKA


10015138

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

January 13, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published January 13, 2010.

Best regards,
Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
January 13, 2010	Press Release	Skanska signs Interim Agreement for a potential Public Private Partnership project in the U.S.	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press release

January 13, 2010
08:30 am CET

Skanska signs Interim Agreement for a potential Public Private Partnership project in the U.S.

Skanska, its partners and the Virginia Department of Transportation (VDOT) have entered into an Interim Agreement under which Skanska will conduct a feasibility study and prepare proposals regarding the Public Private Partnership (PPP) development project Downtown Tunnel/Midtown Tunnel/Martin Luther King Freeway (MLK) Extension project in Virginia in the U.S.

The Skanska-led team will conduct a feasibility study and prepare design, engineering, construction, operations, tolling and financing proposals required for delivery of the project located in southern Virginia.

The agreement grants Skanska, as part of the Elizabeth River Crossings consortium, the exclusive right to develop and implement the financing, construction and long-term operation of the project should it proceed as a PPP.

VDOT and the consortium have agreed to share the cost of development up to the execution of a comprehensive agreement for the project.

The feasibility study, project development activities and negotiations are expected to be conducted during 2010 and 2011.

The Interim Agreement pertains to a proposal regarding the new Midtown Tunnel between Norfolk and Portsmouth in Virginia, an extension of the adjoining MLK Freeway, and upgrade of the existing Midtown and Downtown tunnels. The feasibility study will also include a proposal for a free-flow tolling system. The new two-lane Midtown Tunnel will run parallel with the existing Midtown Tunnel, which is 1.4 km long.

The Elizabeth River Crossings consortium comprises Skanska Infrastructure Development and Macquarie Investment Holdings, each of which holds a 50-percent stake.

Assuming that the feasibility study and development activities result in a construction assignment, Skanska will be responsible for implementing the project as part of a construction consortium in which Skanska USA Civil holds a 45-percent stake, Kiewit Construction 40 percent and Weeks Marine 15 percent.

Skanska's long-term strategy includes expanding its operations in the PPP area. In the United states, the PPP market is currently growing and is expected to offer favorable project opportunities in the future.

Virginia has, within its program for privately financed transportation infrastructure, the Public-Private Transportation Act, initiated several PPP projects.

Skanska Infrastructure Development is a leader in the global PPP market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

For further information, please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: +46 10 448 88 99
Pontus Winqvist, Senior Vice President Investor Relations,
Skanska AB, tel +46 10 448 88 51

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.